

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2025

Matthew Calderone
Executive Vice President and Chief Financial Officer
Booz Allen Hamilton Holding Corp
8283 Greensboro Drive
McLean, VA 22102

     Re: Booz Allen Hamilton Holding Corp
         Form 10-K for Fiscal Year Ended March 31, 2024
         File No. 001-34972

Dear Matthew Calderone:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services